FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   April 25, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 30, 2002 416,667 flow through units of the Issuer were issued at a purchase price of $0.60.  Each unit consisting of one common share and ½ share purchase warrant entitling the placee to purchase an additional 208,334 common shares of the Issuer at a purchase price of $0.75 until December 30, 2003, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 1, 2002 7,000 common shares of the Issuer were issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 8, 2002 5,000 common shares of the Issuer were issued pursuant the exercise of warrant at a purchase price of $0.60, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 23, 2002 50,000 common shares of the Issuer were issued pursuant to an exercise of stock options at $0.60, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 31, 2002 1,000,000 stock options of the Issuer were granted to employees and consultants at a purchase price of $0.60, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 13, 2003 30,000 common shares of the Issuer were issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Pacific North West Capital Corp. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 18, 2003 75,000 common shares of the Issuer were issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

Pacific North West Capital Corp.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

DRILLING SHOWS CONTINUITY OF PGM MINERALIZATION

River Valley PGM Project, Sudbury, Ontario

Pacific North West Capital Corp. News Release March 19, 2003

TSX Trade Symbol: PFN

OTCBB: PAWEF

Toll Free 1-800-667-1870

Highlights:

•

$5.3 Million Exploration Budget

•

40,000m of diamond drilling to be completed in 2003

•

Significant potential to expand the current resources

•

Approx. 54,000 m drilled to date – 280 holes.

•

2 Drill Rigs currently operating on the Project

Pacific North West Capital Corp. (“PFN”) and Anglo Platinum each hold a 50% interest in the River Valley PGM Project.  Anglo Platinum may earn 60% by completing a Feasibility Study, and 65% by funding the project through to production.  Anglo Platinum has provided over $6.7 million for exploration on this project to date and the current 2003 budget increases the total funding to $12 million.

PFN is pleased to report assays from additional drilling completed in the Dana North area, River Valley Platinum-group metal (PGM) property, near Sudbury, Ontario.  Substantial widths in the first 11 holes are:

Currently two drill rigs are operating on the site to expand the current resources and to test new PGM targets.  One drill is located at the Dana North and Dana South deposits, and the second rig is located at the Lismer’s Ridge South deposit.

As the program progresses, drilling will include testing the outcropping mineralized PGM targets that have been identified along the 6 km long intrusive contact zone extending southeast from Lismer’s Ridge.  Multi-gram targets will be drill tested along with several new targets identified in the surface program which was completed in the Fall of 2002.

The current drilling budget of $5.3 million represents an increase of more than 100% over the 2002 budget of $2.3 million and is expected to facilitate the completion of more than 40,000 metres of new diamond drilling in 2003.

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	metres	metres	metres	feet	ppb	ppb	ppb	g/t
DL-91	184.00	189.50	5.50	18.05	44	394	895	1.33

DL-92	59.50	61.00	1.50	4.92	59	3059	7343	10.46
and	107.00	148.00	41.00	134.52	70	353	1038	1.46
incl.	125.00	139.50	14.50	47.57	97	512	1483	2.09

DL-93	97.00	114.50	17.50	57.42	71	289	992	1.35
incl.	107.50	112.50	5.00	16.41	124	601	2421	3.15

DL-94	153.50	154.50	1.00	3.28	147	2570	7110	9.83
and	193.00	204.50	11.50	37.73	62	533	1217	1.81

DL-95	216.00	218.50	2.50	8.20	51	376	1156	1.58
and	231.00	238.50	7.50	24.61	77	531	1675	2.28

DL-96	11.00	15.00	4.00	13.12	57	529	1479	2.06
and	51.00	52.50	1.50	4.92	54	564	993	1.61

DL-97	36.00	49.00	13.00	42.65	88	631	1718	2.44
incl.	36.00	40.00	4.00	13.12	166	1552	4240	5.96

DL-98	106.00	129.50	23.50	77.10	52	310	917	1.28
incl.	122.50	127.50	5.00	16.41	68	469	1439	1.98
and	146.00	150.00	4.00	13.12	28	251	991	1.27

DL-99	122.50	133.00	10.50	34.45	70	335	979	1.38
incl.	123.00	125.00	2.00	6.56	132	826	2595	3.55

DL-100	113.00	135.50	22.50	73.82	63	320	901	1.28

DL-101	131.50	171.00	39.50	129.60	87	438	1312	1.84
incl.	144.50	147.50	3.00	9.84	165	1065	3408	4.64

To date, approximately 54,000 m of diamond drilling has been completed on the property (280 drill holes) primarily focusing on the Dana Lake and Lismer’s Ridge deposits.  The current resources lie within the northern half of the property and cover less than 30% of the primary prospective target area.  The remaining 70% of the prospective intrusive contact will be drill tested as part of the current 2003 drilling program.

The Qualified Person for this release is Scott Jobin-Bevans (M.Sc., P.Geo.), V-P Exploration, Pacific North West Capital Corp. and assays were carried out by XRAL Laboratories (SGS Group).

Agnew Lake Update:

The Company's 2003 exploration program on its Agnew Lake Property is scheduled to begin within the next one to two weeks.  The initial phase will include detailed, multi-parameter geophysical logging of the two deep drill holes (2,132 and 1,567 metres) which tested the upper 2/3 of the Agnew Lake Intrusion and were completed in late 2002.

The geophysical surveys will be conducted through PFN’s Sudbury office, with technical and interpretive support provided by Anglo Platinum. Anglo Platinum through its wholly owned subsidiary, Kaymin Resource Limited, may earn a 49.5% interest in the project by incurring $6,000,000 in exploration expenditures by December 31st, 2004, a 57% interest by completing a feasibility study and a 60% interest by funding the project through to commercial production.  Agnew Lake is currently under option to PFN from Platinum Group Metals Ltd.

Results from the 2002 drilling program (Phase 2) at Agnew Lake are expected at the end of March once a quality control review of the data has been completed.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

For further information, please call toll free 1-800-667-1870, or by fax 604-685-8045

On behalf of the Board of Directors

“Harry Barr”

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer

This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 19, 2003

Item 3: Press Release

A Press release dated and issued March 19, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report assays from additional drilling completed in the Dana North area, River Valley Platinum-group metal (PGM) property, near Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___March 20, 2003_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 JANUARY 2003

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Pacific North West Capital Corp.
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 685-6550
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	President
Contact Telephone Number:	(604) 685-1870
For Quarter Ended:	2003/01/31
Date of Report:	2003/03/27

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Harry Barr”	Harry Barr	2003/03/27

“John Royall”	John Royall	2003/03/27

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheet
Canadian Funds

ASSETS	January 31, 2003	April 30, 2002
Current
Cash	$794,105	$3,026,952
Accounts receivable	136,920	98,402
	931,025	3,125,354
Restricted Cash - Flow-Through (Note 7a)	-	115,012
Investments (Note 3)	174,000	9,000
Mineral Property Costs - Schedule (Note 4)	516,203	286,816
Capital Assets (Note 5)	78,496	78,496
	$1,699,724	$3,614,678

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,214	$35,081
Due to related parties	-	-
	10,214	35,081

Cash Call Payable (Receivable) (Notes 4h and 4k)	(59,986)	1,396,919

Commitments (Note 9)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
21,079,701 (20,334,534) common shares	6,537,424	6,110,853
Contributed surplus (Note 7b iii )	88,800	-
Deficit - Statement 3	(4,876,728)	(3,928,175)
	1,749,496	2,182,678
	$1,699,724	$3,614,678

ON BEHALF OF THE BOARD:

”Harry Barr”

, Director

”John Royall”

, Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statement of Changes in Shareholders’ Equity
Canadian Funds

Common Shares Number Amount	Contributed Surplus	Accumulated Deficit	Total

Balance - 30 April 1999	9,898,500	$1,631,675	$-	$(671,578)	$960,097
Issuance of shares for:			-
- Private placements	3,489,000	1,380,600	-	-	1,380,600
- Property	392,500	206,275	-	-	206,275
- Exercise of options	784,625	235,576	-	-	235,576
- Exercise of warrants	1,435,000	376,250	-	-	376,250
Share issuance costs	-	(91,377)	-	-	(91,377)
Allotment of shares for:			-
- Private placement	44,000	17,600	-	-	17,600
- Exercise of warrants	45,500	27,300	-	-	27,300
Loss for the year	-	-	-	(756,732)	(756,732)
Balance - 30 April 2000	16,089,125	3,783,899	-	(1,428,310)	2,355,589
Issuance of shares for:			-
- Private placements	1,760,305	912,750	-	-	912,750
- Property	105,000	76,900	-	-	76,900
- Exercise of options	222,150	83,357	-	-	83,357
- Exercise of warrants	1,180,900	659,360	-	-	659,360
Share issuance costs	-	(2,286)	-	-	(2,286)
Loss for the year	-	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	5,513,980	-	(2,506,040)	3,007,940
Issuance of shares for:			-
- Private placements	355,302	203,750	-	-	203,750
- Property	316,000	208,060	-	-	208,060
- Exercise of options	120,000	68,600	-	-	68,600
- Exercise of warrants	170,661	116,463	-	-	116,463
Share issuance costs	15,091	-	-	-	-
Loss for the year	-	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	$6,110,853	$-	(3,928,175)	$2,182,678
Issuance of shares for:			-
- Private placements	416,667	250,000	-	-	250,000
- Property	262,000	157,380	-	-	157,380
- Exercise of options	50,000	30,000	-	-	30,000
- Exercise of warrants	16,500	11,050	-	-	11,050
Share issuance costs	-	(21,859)		-	(21,859)
Stock compensation costs	-	-	88,800		88,800
Loss for the period	-	-	-	(948,553)	(948,553)
Balance - 31 January 2003	21,079,701	$6,537,424	$88,800	(4,876,728)	$1,749,496

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statement of Loss and Deficit
Canadian Funds

	3 Months Ended 31 January 2003	3 Months Ended 31 January 2002	9 Months Ended 31 January 2003	9 Months Ended 31 January 2002
General and Administration Expenses
Investor and shareholder relations	$71,386	$90,555	$245,298	$241,372
Consulting fees (Note 7 b iii )	192,841	42,507	315,640	139,461
Travel, lodging and food	64,692	13,665	138,700	127,552
Transfer agent and regulatory fees	8,826	7,858	26,549	81,200
Salaries and benefits	22,127	17,615	65,442	48,518
Management fees	17,280	17,280	51,840	48,000
Accounting and audit	5,400	11,933	24,300	35,141
Office	20,022	15,358	49,227	46,050
Rent	14,937	13,437	42,810	40,310
Telephone and utilities	8,897	4,975	21,959	20,867
Legal	1,958	6,897	4,154	18,716
Interest and bank charges	612	650	1,712	2,144
Interest on flow-through funds	-	-	-
Commissions	-	-	-

Loss Before the Undernoted	428,978	242,730	987,631	849,331
Mineral property costs written off	12,326	335,076	168,999	335,076
Investments written off		-	-	-
Interest and other income	(11,534)	(13,600)	(24,439)	(61,192)
Project management fees	(77,352)	-	(183,638)	(97,910)

Loss for the Period	352,418	564,206	948,553	1,025,305
Deficit - Beginning of period	4,524,310	2,967,139	3,928,175	2,506,040
Deficit - End of Period	$4,876,728	$3,531,345	$4,876,728	$3,531,345

- See Accompanying Notes –

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended 31 January 2003	3 Months Ended 31 January 2002	9 Months Ended 31 January 2003	9 Months Ended 31 January 2002
Operating Activities
Loss for the period	$(352,418)	$(564,206)	$(948,553)	$(1,025,305)
Items not affecting cash
Mineral property costs written off	(68,669)	335,076	168,999	335,076
Investments written off	-	-	-	-
Amortization	-	-	-	-
Compensation expense included in consulting fees	88,800	-	88,800	-
Changes in non-cash working capital	(117,126)	119,955	(68,384)	(61,926)
	(449,413)	(349,085)	(759,138)	(752,155)

Investing Activities
Purchase of investments	(100,000)	15,000	(165,000)	-
Mineral property costs	(1,147,854)	(645,192)	(3,141,674)	(2,633,883)
Option payment received - Kaymin Resources Limited	-	-	-	200,000
Kaymin Resources Limited advance	1,177,775	896,693	2,905,667	2,299,585
Cash call payable	(716,262)	147,860	(1,456,905)	250,668
Purchase of capital assets	-	(7,438)	-	(24,755)
	(786,341)	406,923	(1,857,912)	91,615

Financing Activities
Due to related parties	-	15,000	-	8,600
Share capital issued and allotted	30,000	4,700	269,191	129,600
	30,000	19,700	269,191	138,200

Net Increase in Cash	(1,205,754)	77,538	(2,347,859)	(522,340)
Cash position - Beginning of period	1,999,859	2,014,575	3,141,964	2,614,453
Cash Position - End of Period	$794,105	$2,092,113	$794,105	$2,092,113

Cash Position Consists of:
Cash	$794,105	$2,092,113	$794,105	$2,092,113
Restricted cash	-	-	-	-
	$794,105	$2,092,113	$794,105	$2,092,113

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$17,100	$14,260	$157,380	$190,460
Stock compensation expense include in consulting fees	$88,800	$-	$88,800	$-

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company) Schedule of Mineral Property Costs For the Period Ended 31 October	Schedule
Canadian Funds

	Acquisition Costs	Exploration Costs	Total January 2003	Total April 2002
Direct - Ontario Properties
River Valley
Drilling	$-	$683,093	$683,093	$1,101,042
Assays and geochemical	-	250,558	250,558	525,644
Engineering and geological consulting	-	391,366	391,366	353,170
Field expenses	-	143,293	143,293	214,915
Option payments	60,000	-	60,000	151,500
Sampling	-	9,700	9,700	54,749
Environmental bond	-	116,000	116,000	-
Geophysics	-	53,555	53,555	25,157
Equipment	-	13,873	13,873	11,718
Management fee	-	77,437	77,437	-
Option payments received - Kaymin	-	-	-	(60,000)
Kaymin advances	(60,000)	(1,738,875)	(1,798,875)	(2,286,395)
	-	-	-	91,500
Goldwright
Drilling	-	-	-	48,721
Engineering and geological consulting	-	-	-	14,437
Assays and geochemical	-	-	-	12,637
Field expenses	-	-	-	4,109
Geophysics	-	-	-	955
Kaymin advances	-	-	-	(80,859)
	-	-	-	-
Frontier
Kaymin advances	-	-	-	-
	-	-	-	-
Washagami
Engineering and geological consulting	-	-	-	-
Assays, geochemical and field expenses	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Razor
Option payments	3,350	-	3,350	-
Kaymin advances	(3,350)	-	(3,350)	(3,000)
	-	-	-	(3,000)
Western Front
Option payments	10,000	-	10,000	42,600
Engineering and geological consulting	-	-	-	24,388
Geophysics	-	-	-	16,069
Field expenses	-	-	-	9,283
Assays and geochemical	-	-	-	6,193
Kaymin advances	(10,000)	-	(10,000)	(98,532)
	-	-	-	1
Agnew Lake
Engineering and geological consulting	-	160,573	160,573	219,625
Field expenses	-	97,919	97,919	157,851
Drilling	-	572,111	572,111	149,791
Assays and geochemical	-	114,392	114,392	137,124
Option payments	80,000	-	80,000	105,500
Bonus	-	-	-	100,000
Geophysics	-	12,240	12,240	41,326
Excavating and sampling	-	39,780	39,780	27,900
Staking	-	-	-	6,318
Management fee	-	96,427	96,427	-
Option payments received – Kaymin	-	-	-	(200,000)
Kaymin advances	-	(1,093,442)	(1.093,442)	(950,577)
	80,000	-	80,000	(205,142)
ProAm
Geophysics	-	-	-	26,098
Option payments	3,780	-	3,780	11,660
Geological	-	-	-	9,100
Kaymin advances	-	-	-	(46,857)
	3,780	-	3,780	1
Thunder Bay
Staking	-	-	-	19,911
Option payments	-	-	-	18,100
Engineering and geological consulting	-	10,199	10,199	10,986
Drilling	-	68,064	68,064	-
Geophysical	-	14,734	14,734	-
Field expenses	-	19,472	19,472	2,534
	-	112,469	112,469	51,531
Platina
Engineering and geological consulting	-	-	-	27,546
Field expenses	-	-	-	20,049
Assay and geochemical	-	-	-	10,890
Staking	-	-	-	-
	-	-	-	58,485
Sudbury – General
Engineering and geological consulting	-	71,066	71,066	99,970
Field expenses	-	11,841	11,841	15,874
Assays and geochemical	-	5,606	5,606	660
	-	88,513	88,513	116,504
Quebec Property- Schefferville
Engineering and geological consulting	-	-	-	85,969
Field expenses	-	-	-	56,502
Option payments	-	-	-	34,200
Staking	-	-	-	34,052
Assays and geochemical	-	-	-	10,577
Finder’s fee	-	-	-	10,000
	-	-	-	231,300
Quebec Property- Glitter Lake
Engineering and geological consulting	-	14,719	14,719	-
Field expenses	-	37,750	37,750	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder’s fee	-	-	-	-
	-	52,469	52,469	-
Newfoundland Property
Engineering and geological consulting	-	-	-	1,087
Field expenses	-	-	-	-
Assays and geochemical	-	-	-	-
Assessment refund	-	-	-	(14,700)
	-	-	-	(13,613)
Nunavut Property
Engineering and geological consulting	-	-	-	23,866

Alaska Property- Union Bay
Engineering and geological consulting	-	3,568	3,568	-
Field expenses	-	532	532	-
Option payments	17,100	-	17,100	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder’s fee	-	-	-	-
	17,100	4,100	21,200	-
Alaska Property- General
Engineering and geological consulting	-	18,063	18,063	-
Field expenses	-	18,367	18,367	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	3,525	3,525	-
Finder’s fee	-	-	-	-
	-	39,955	39,955	-

Costs for the Period	100,880	297,506	398,386	351,433
Balance – Beginning of period	253,414	33,402	286,816	463,573
Mineral property costs written off	(38,011)	(130,988)	(168,999)	(528,190)
Balance - End of Period	$316,283	$199,920	$516,203	$286,816

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 January 2003
Canadian Funds

1.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

a)

Cash

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

e)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides amortization for furniture and office equipment and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is taken in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.  No compensation expense is recognized for stock options.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

i)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

The new standard has been applied on a retroactive basis and had the effect of the increasing loss per share by $NIL (2001 - $NIL; 2000 - $0.02) on the amounts previously presented.

j)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, restricted cash, investments, accounts payable and cash call payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Investments

Details are as follows:

	January 2003	April 2002
150,000 (2000 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	9,000	9,000
412,500 common shares of Freegold Ventures Limited (i)	165,000	-
250,000 (2001 - 250,000) common shares of Goldwright Explorations Inc. (“Goldwright”) (i)	$-	$-
	$174,000	$9,000

i)

Goldwright and Freegold are related parties as it has  directors in common.

These investments represent less than a 5% ownership of the respective companies.  During the year ended April 30, 2002, the company wrote down it’s investments in Goldwright shares to $NIL and Venturex shares to $9,000.

4.

Mineral Properties

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total January 2003	Total April 2002
Ontario Properties
River Valley	$129,500	$6,325,678	$(6,325,678)	$129,500	$129,500
Goldwright	-	397,307	(397,306)	1	1
Frontier	2,000	3,318	(3,318)	2,000	2,000
Janes – McNish	-	-	-	-	-
Washagami	3,000	9,738	(9,738)	3,000	3,000
Razor	2,000	-	-	2,000	2,000
Western Front	1	55,933	(55,933)	1	1
Agnew Lake	131,000	2,054,408	(2,046,481)	138,927	58,927
ProAm	3,781	35,198	(35,198)	3,781	1
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
Thunder Bay	-	-	-	-	51,531
General	-	83,514	-	83,514	-
Labrador Property	1	-	-	1	1
Quebec Property	-	52,469	-	52,469	-
Alaska Property Union Bay	17,100	4,100	-	21,200	-
Alaska Property General	-	39,955	-	39,955	-
Newfoundland Property	-	-	-	-	-
	$316,283	$9,073,572	$(8,873,652)	$516,203	$286,816

a)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company can acquire up to a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company, at its option, must issue shares and make payments as follows:

		Option Payments	Shares
Upon execution of the agreement	(paid)	$15,000	-
Upon completion of due diligence and approval by regulatory authorities	(paid and issued)	35,000	200,000
On or before 15 January 2000	(paid and issued)	45,000	50,000
On or before 15 January 2001	(paid and issued)	50,000	50,000
On or before 15 January 2002	(paid and issued)	60,000	150,000
On or before 15 January 2003	(paid and issued)	60,000	150,000
		$265,000	600,000

In addition to the above, minimum annual exploration expenditures of $100,000 must be completed on or before 1 October 1999, 2000, 2001, and 2002.  The company has met all requirements for the minimum exploration expenditures as per the agreement.

The property is subject to a 3% Net Smelter Return Royalty (“NSR”).  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

b)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company could acquire a 25% interest in a private company, Goldwright Explorations Inc. (“Goldwright”), which has 100% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario.  The company had an option to earn this interest by funding exploration programs via the purchase of Goldwright shares.  The company purchased 250,000 units of Goldwright at $0.20 per unit (Note 3) and had the option to purchase 750,000 additional units at $0.20 per unit.  Each unit consists of one share and one share purchase warrant that expires two years from their date of grant (the company currently holds 250,000 shares of Goldwright).  The company currently owns less than 5% of the issued capital of Goldwright.

In addition, the company earned a 25% interest in the Janes property held by Goldwright by incurring in excess of $350,000 on the properties by 31 May 2001.

Certain of the above properties are subject to a 2% NSR.

c)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

d)

Janes - McNish Property

The company acquired, by staking, a 50% interest in certain mineral claims located in the Janes and McNish Townships, Sudbury Mining District, Ontario.

During the year ended April 30, 2002, management decided to abandon this property and accordingly all related costs have been written off.

e)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Towhships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

f)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

g)

Western Front

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property (formerly PGM A), from a company (the “optionor”) with certain directors in common.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Within 5 business days of signing the agreement	(paid)	$5,000	-	$-
On or before 12 October 2001	(paid)	10,000	-	-
On or before 15 December 2001	(completed)	-	-	50,000
On or before 6 February 2002	(paid)	10,000	-	-
Within 15 days of receiving regulatory approval	(issued)	-	20,000	-
On or before 31 July 2002	(paid)	10,000	-	-
On or before 6 February 2003		10,000	-	-
On or before 31 July 2003		10,000	-	-
Total		$55,000	20,000	$50,000

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to 3% NSR.  The first 1% can be purchased for $1,000,000. The second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

h)

River Valley Farm In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited (“Kaymin”), a fully owned subsidiary of Anglo American Platinum Corporation Limited, an option to earn up to a 65% interest in certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Janes - McNish property, the Washagami property, the Razor property and the Western Front property (Notes 4a-g respectively), in the Sudbury Region of Ontario.  During the year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at 31 January 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable (receivable) of $(247,142.37).

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

The above agreement is subject to various NSR’s ranging from 2% to 3%.

In a prior year, a finder’s fee of 150,000 common shares at a price of $0.40 per share was issued to a third party for this agreement.

i)

Agnew Lake Property

By agreement dated 15 August 2000 and amended 16 August 2001, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(ii)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4k) electing to proceed with 2002 exploration program		(ii)	-	75,000
On or before 22 December 2003			45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program		(ii)	-	75,000
On or before 22 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program		(ii)	-	75,000
Total			$200,000	350,000

ii)

The shares issued would be valued at the 10 days trading average prior to their dates of issuance.  The value of total shares issued would be capped at a total value of $500,000.  The minimum price of the shares will be valued at $0.60 per share.

If Kaymin elects to fund the project beyond 2004, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 2004, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

a)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop/Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005, make cash payments and issue shares as follows:

		Collective Payments	Company Shares
Within 10 days of signing the agreement	(paid and issued)	$8,000	6,000
On or before 12 October 2002	(paid and issued)	10,000	7,000
On or before 12 October 2003		12,000	8,000
		$30,000	21,000

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 6 March 2005.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

k)

Agnew Lake Farm In

By agreement dated 25 May 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30%) of the company’s interest) in the Agnew Lake property and the ProAm property (Note 4i - j), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(completed)	$1,400,000
By 31 December 2002		$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.

As at 31 January 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $187,156.

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a joint venture has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement.

l)

Sargesson and Kelly/Davis Properties

i)

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company, at its option, can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

ii)

By agreement dated 5 February 1999, the company granted to Consolidated Venturex Holdings Ltd. (“Venturex”) an option to earn a 50% interest in certain properties, including those covered in the Sargesson and Kelly/Davis agreements (Note 4li), located in the Sudbury Region of Ontario.  Venturex could earn, at its option, a 50% interest by paying the company $27,500 (received) and issuing 200,000 common shares of Venturex (150,000 received) and incurring $500,000 in exploration expenditures ($218,250 completed).

During the prior year, the agreement was terminated by Venturex.

m)

Thunder Bay Property

By agreement dated 15 November 2001, the company can acquire a 100% interest in certain mineral claims, known as the Thunder Bay property, located in the Greenwich Lake and Tartan Lake Townships, Thunder Bay, Ontario.  As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of the agreement	(paid)	$7,500	-	$-
Within 30 days of execution of agreement	(issued)	-	20,000	-
On or before 15 November 2002		10,000	20,000	-
On or before 31 December 2002		-	-	100,000
On or before 15 November 2003		15,000	20,000	-
On or before 31 December 2003		-	-	150,000
On or before 15 November 2004		20,000	-	-
On or before 31 December 2004		-	-	200,000
On or before 15 November 2005		25,000	-	-
On or before 31 December 2005		-	-	300,000
Total		$77,500	60,000	$750,000

In addition, the company must make annual advanced royalty payments of $25,000 commencing 15 November 2006.  The advance royalty payments are deductible from subsequent NSR payments.

The property is subject to a 3% NSR.

During the current year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

n)

Platina Property

By agreement dated 19 January 2001, the company could acquire a 100% interest in a mineral claim located in Joubin Township, Sault Ste. Marie Mining District, Ontario.  As consideration, the company, at its option, was required to make payments of $60,000 ($7,500 paid) and issue 50,000 shares (10,000 issued).

During the year ended April 30, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

o)

Lac Panache Property

During the prior year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

p)

Quebec Property

By agreement dated 6 June 2001, the company could acquire a 100% interest in certain mineral claims, known as the Schefferville PGM claims, in the Schefferville area of Quebec.  As consideration, the company, at its option, was required to make payments of $125,000 ($15,000 paid), issue 60,000 shares (20,000 issued), and incur exploration expenses of $800,000 ($153,048 incurred).

A finder’s fee of $10,000 was paid to a third party for this agreement.

During the year ended April 30, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

q)

Labrador Property

The company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties.  As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% NSR.

During the prior year, management wrote down this property to $1.

As at 30 April 2002, the company continues to hold an interest in two licenses representing 172 mineral claims.

r)

Newfoundland Property

The company had a 100% interest in certain properties located in Newfoundland.  These properties were acquired by staking.

During the year ended April 30, 2002, management decided to abandon this property and accordingly all related costs have been written off.

a)

Nunavut Property

By agreement dated 21 August 2001, the company could acquire a 100% interest in certain mineral claims in Nunavut.  As consideration, the company, at its option, was required to make payments of $110,000 (not paid), issue 150,000 shares (not issued), fund reconnaissance exploration of up to $25,000 ($23,865 incurred) and incur exploration expenditures of $750,000 (not incurred).

During the year ended April 30, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

b)

Alaska Property – Union Bay

Pursuant to an Agreement dated October 1st, 2002 with Freegold Ventures Limited (”Freegold”), the company may acquire a 50% interest in the Union Bay Property, by making cash payments of $100,000 over 4 years, participating in a Freegold financing for $165,000, issuing 60,000 shares within 1 year of receiving regulatory approval and incurring exploration expenditures of $1 million over 4 years.

Upon vesting with a 50% interest the company may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, the company within 90 days may elect to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election. In the event the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	Jan. 2003 Net Book Value	April 2002 Net Book Value
Furniture and office equipment	$95,182	$27,750	$67,432	$67,432
Automotive equipment	13,017	1,953	11,064	11,064
	$108,199	$29,703	$78,496	$78,496

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the period, engineering and consulting fees of $83,560 were paid to a director and officer.

b)

During the period, rent in the amount of $42,810 was paid to a company controlled by an officer and director and officer.

c)

During the period, management fees of $51,840 were paid to a company controlled by a director and officer.

a)

During the period, fees for consulting services in the amount of $43,550 were paid to an officer and a company controlled by the officer.

b)

During the period, fees for accounting services in the amount of $13,300 were paid to an officer and a company controlled by the officer.

f)

During the period, engineering and consulting fees of $81,000 were paid to a company controlled by an officer.

7.

Share Capital

a)

Flow-Through Shares

Flow-through shares are shares issued by a company which incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 12 February 2002, the company issued 188,636 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue was $103,750.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a share issuance of 15,091 shares.

On 2 April 2002, the company issued 166,666 flow-through shares by private placement to a director of the company.  Gross proceeds of the flow-through issue was $100,000.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted cash flow-through represents funds received from the flow-through issuance which are not spent as at 30 April.

On 30 September 2002, the company issued 416,667 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue was $250,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.75 expiring 30 December 2003.

b)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

i)

A summary of the company’s options at 31 January 2003 and the changes for the period are as follows:

Number Outstanding 30 April 2002	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 January 2003	Exercise Price Per Share	Expiry Date
11,000	-	-	-	-	11,000	$0.47	17 August 2003
120,000	-	(50,000)	-	-	70,000	$0.60	20 April 2004
13,000	-	-	-	-	13,000	$0.44	20 October 2004
469,500	-	-	-	-	469,500	$0.83	28 February 2005
30,000	-	-	-	-	30,000	$2.10	3 May 2005
505,000	-	-	-	-	505,000	$0.60	3 May 2005
379,000	-	-	-	-	379,000	$0.60	15 December 2005
435,000	-	-	-	-	435,000	$0.60	21 December 2006
-	1,000,000	-	-	-	1,000,000	$0.60	31 December 2007
1,962,500	1,000,000	-	-	-	2,912,500

During the year, the company granted 1,000,000 incentive stock options to employees, consultants and insiders of the company at the exercise price of $0.60 per share expiring 31 December 2007.  For the newly granted options, compensation expense is based on the fair value (based on Black-Sholes option pricing model) of the options of the grant date

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.55%
Expected dividend yield	Nil
Expected stock price volatility	47.87%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

iii)

For non-employees, this results in compensation expense of $88,800 which has been recorded in consulting fees for the period ended 31 January 2003.  The offsetting entry is to contributed surplus.

iv)

The pro forma effect on net loss and loss per share for the period ended 31 January 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(948,553)
Pro forma	$(1,019,753)
Basic and diluted loss per share
Reported	$(0.04)
Pro forma	$(0.05)

As at 31 January 2003, the following share purchase options were outstanding:

Shares	Exercise Price	Expiry Date
11,000	$0.47	17 August 2003
70,000	$0.60	20 April 2004
13,000	$0.44	20 October 2004
469,500	$0.83	28 February 2005
30,000	$2.10	3 May 2005
505,000	$0.60	3 May 2005
379,000	$0.60	15 December 2005
435,000	$0.60	21 December 2006
1,000,000	$0.60	31 December 2007
2,912,500

c)

Share Purchase Warrants

A summary of the company’s warrants at 31 January 2003, is as follows:

		2003
		Warrants Outstanding	Weighted Average Exercise Price
Balance – Opening	(i)	746,159	$0.69
Granted		208,334	$0.75
Granted		30,000	$0.54
Exercised		(16,500)	$0.70
Forfeited		(632,795)	$-
Balance – 31 October		335,198	$0.69

i)

During the prior year, 814,956 warrants were repriced from $0.67 to $0.70 and the expiry date extended to 30 December 2002.

As at 31 January 2003, the following share purchase warrants were outstanding:

Shares	Exercise Price	Expiry Date

96,864	$0.60	30 December 2003
208,334	$0.75	30 December 2003
30,000	$0.60	19 December 2004
335,198

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $5,040,000 which may be carried forward indefinitely.  These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $119,000 which may be carried forward and expire as follows:

Amount
2004	$26,000
2005	93,000
$119,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2003	$32,760
2004	32,760
2005	32,760
2006 (expiry in June 2006)	16,380
$114,660

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp.(“Pacific” or the “Company”) is a mineral exploration company actively engaged in the acquisition, exploration and development of platinum group metal properties throughout North America.

The Company is listed on the TSX Exchange (“TSX”), trading under the symbol “PFN” and also trades on the OTCBB in the United States under the symbol “PAWEF”.

PROJECT REVIEW

During the third quarter the Company continued to actively engage in exploration for platinum group metals on its  River Valley and Agnew Lake PGM projects, both located near Sudbury, Ontario. Both of these projects are funded by Anglo American Platinum Corporation Limited.

RIVER VALLEY

In December Anglo Platinum approved an exploration budget of $5.3 million for  the River Valley Project,  which is a 100% increase over last year’s exploration  budget.  This increased budget will facilitate the drilling of an additional 40,000 metres during 2003. Two drill rigs are currently operating on the Property, one in the Dana North and Dana South deposit areas and the other in Lismer’s Ridge deposit area.  Two resource calculations have been completed on the property to date and a third resource calculation will be completed later this year.

To date 10,000 metres has now been drilled, and most recently results from the first 11 recently completed holes were released. Results continue to be favourable and indicate continuity of the PGM mineralized zone.   54,000 metres of drilling has been completed on the property to date in 280 holes; however only 30% of near surface targets on the Property have been drill tested  As the program progresses, drilling will test several outcropping mineralized PGM targets identified along the 6 km long intrusive contact zone extending southeast from Lismer’s Ridge.  These include multi-gram per tonne PGM targets and several newer targets identified in the surface program which was completed in the Fall of 2002.

AGNEW LAKE

The Company's 2003 exploration program on the Agnew Lake Property is scheduled to begin by the end of March.  The initial phase will include detailed, multi-parameter geophysical logging of  two deep drill holes (2,132 and 1,567 metres), completed in late 2002 which tested the upper 2/3 of the Agnew Lake Intrusion

The geophysical surveys will be conducted through PFN’s Sudbury office, with technical and interpretive support provided by Anglo Platinum. Anglo Platinum through its wholly owned subsidiary, Kaymin Resources Limited, may earn a 49.5% interest in the project by incurring $6,000,000 in exploration expenditures by December 31st, 2004, a 57% interest by completing a feasibility study and a 60% interest by funding the project through to commercial production.  Agnew Lake is currently under option to PFN from Platinum Group Metals Inc.

Results from the 2002 drilling program (Phase 2) at Agnew Lake are expected by end of March when a quality control review of the data is anticipated to be completed.

Unlike most junior mining companies PFN remains in the enviable position of having its principal exploration projects 100% funded by a major mining company. PFN manages both these exploration projects and is paid a Management fee.

PFN continues to evaluate and explore other PGM projects, most notably in Quebec, Ontario and most recently in Alaska, where PFN has acquired the right to earn up to a 70% interest in the Union Bay PGM project in South Eastern Alaska. Exploration programs are currently being planned.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The nine month period ended January 31, 2003 resulted in a net loss of $948,553 which compares with a loss of $1,025,305 for the same period in 2002. General and administrative expenses for the nine months ended January 31, 2003 were $987,631 an increase of $138,300 over the same period in 2002. Consulting fees of $315,640 were recorded which included $88,800 in stock compensation expense. The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $88,800 with the value of $71,200 to directors and employees disclosed in note 7 b iv. Travel, food and lodging costs of $138,700 were incurred, an increase of $11,148 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year. Interest income was $24,439 as compared to $61,910 the previous year.

During the period  $157,380 was incurred to acquire mineral properties through the issuance of 262,000 shares. Mineral property costs of $3,141,674 were incurred with $2,905,667 being funded by Anglo Platinum (Kaymin Resources Limited). During the current period, management decided to abandon the Thunder Bay Property and formally terminated the option agreement resulting in a write off of $168,999.

Project management fees of $183,638 were earned  for managing the River Valley and Agnew Lake projects during the first nine months.

Shareholder relations activities undertaken by the company, which included attendance at various trade shows, cost $245,298 for the nine month period ended January 31, 2003, an increase of $3,926 over the same period in 2002.  During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Effective August 1, 2002, Loewen, Ondaatje, McCutcheon Limited (LOM) was appointed as financial advisor. Under the terms of the Agreement, LOM will act as financial advisor to PFN and will assist the Company in increasing its profile in the financial marketplace and organize meetings with institutional investors. The Company also engaged the services of a  small cap institutional specialist in the Boston, New York area.

Liquidity and Capital Resources

At January 31, 2003, the Company’s working capital, defined as current assets less current liabilities, was $980,797 compared with working capital of $1,693,354 at April 30, 2002.

The Company has a portfolio of investments with a book value of $174,000 as at January 31, 2003. The main investment consists of 412,500 shares of Freegold Ventures Limited.  This company has certain directors in common. These amounts are not included in the above working capital.

During the nine months ended January 31, 2003, the Company expended $166,651 on the acquisition and exploration of mineral property interests compared to $200,737 in the nine months ended January 31, 2002.

During the three months ended January 31, 2003, 80,000 shares of the Company were issued. 30,000 were issued for a mineral property and 50,000 were issued on the exercise of stock options. The Company has total issued and outstanding of 21,079,701 shares at January 31, 2003.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful., additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 PACIFIC NORTH WEST CAPITAL CORP.

MAY 1, 2002 – JANUARY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended January 31, 2003.

Stock Options	50,000	$0.60	Dec. 23, 2002
Mineral Property	30,000	$0.57	Jan. 13, 2003

A.

Options Granted During Quarter Ended January 31, 2003.

Officers/Consultants	1,000,000	$0.60	Dec. 31, 2002

Section 3:

A.

Authorized And Issued Share Capital As At January 31, 2003.

Authorized share capital - unlimited common shares without par value.  A total of 21,029,701 shares have been issued for a total of $6,529,283.

B.

Outstanding Options As At January 31, 2003.

August 17, 2003	11,000	$0.47
April 20, 2004	70,000	0.60
October 20, 2004	13,000	0.44
February 28,2005	469,500	0.83
May 3, 2005	30,000	2.10
May 3, 2005	505,000	0.60
December 15,2005	379,000	0.60
December 21,2006	435,000	0.60
December 31,2007	1,000,000	0.60

Total	2,912,500

Outstanding Warrants As At January 31, 2003.

December 30, 2003	96,864	0.60
December 30, 2003	208,334	0.75
December 19, 2004	30,000	0.54

Total	335,198

C.

Shares In Escrow Or Subject To Pooling As At January 31, 2003.

NIL shares held in escrow.

D.

List Of Directors and Officers As At January 31, 2003.

 Harry Barr – Director, President and Chief Executive Officer

 Bernard Barlin - Director

 John Royall - Director and Vice-President of Business Development

 Scott Jobin-Bevans - Vice-President of Exploration

 Lindsay Bottomer  - Director

 Taryn Downing – Corporate Secretary

 Gord Steblin – Chief Financial Officer